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FIRST MINING FINANCE ENTERS INTO SALES AGREEMENT WITH BRS VENTURES
FOR THREE MEXICAN SILVER ASSETS

August 22, 2016

VANCOUVER, BC, CANADA – First Mining Finance Corp. (“First Mining” or the “Company”) is pleased to announce that it has signed an agreement (the “Agreement”) with BRS Ventures Ltd. (“BRS”), under which First Mining will sell all the issued and outstanding shares of Minera Terra Plata S.A. de C.V. (“Terra Plata”), a subsidiary of First Mining, which owns the Peñasco Quemado, La Frazada and Pluton properties (the “Properties”) located in Mexico.

TERMS OF THE AGREEMENT:

First Mining will sell its 100% interest in the Properties for a total of six million shares of BRS on a post-split basis. After closing of the transaction, First Mining will own 7.2% of the issued and outstanding shares of BRS. Upon completion of sale of the Properties, First Mining will retain a 2.5% net smelter return (“NSR”) royalty for each property and 1.5% may be purchased by BRS for US$1 million. BRS is planning to change its name to Silver One Resources Inc. This transaction is subject to acceptance by the TSX Venture Exchange.

Keith Neumeyer, Chairman of First Mining stated, “Given recent improvements to sentiment in the mining sector we are pleased this transaction helps to unlock the value of three under explored Mexican silver assets. This transaction follows our mineral bank business model of monetizing assets by entering into agreements with third parties that move our projects forward while First Mining retains residual interests in the properties. We have confidence in the BRS management team and we look forward to reaping the benefits of the accelerated advancement of these properties”.

THE PROPERTIES

Peñasco Quemado, Sonora, Mexico

Peñasco Quemado, is located in northern Sonora, 60 km south of the town of Sasabe and comprises 3,746 hectares. A 2006 drilling program outlined a historical measured and indicated resource of 2.57 million tonnes at a grade of 117 grams per tonne (g/t) silver for a silver resource of 9.63 million ounces. The silver mineralization is associated with manganese oxides in a near surface shallow westerly dipping zone of polymictic conglomerate in the northern part of the deposit and in stockwork quartz and manganese oxides in a rhyolite dome in the southern part of the deposit.

La Frazada, Nayarit, Mexico

La Frazada is located approximately 300 km northwest of Guadalajara and is a 299.10 hectare property hosting silver rich epithermal veins with base metals. In 2008, measured and indicated historical mineral resources were estimated to be 583,000 tonnes at 250 g/t silver, 0.87 % lead, and 2.44% zinc and a historical inferred resource of an additional 534,000 tonnes at 225 g/t silver, 0.92% lead, and 2.62% zinc.

Pluton, Durango, Mexico

Pluton is a 6,534 hectare property comprised of three contiguous exploration concessions and is strategically located within the historic “Ojuela-Mapimi Mining District” and lies along the eastern front of the Sierra Madre Oriental in northern Durango adjacent to Excellon’s operating La Platosa Silver Mine. Exploration targets at Pluton are silver-lead-zinc carbonate replacement deposits, which may lie beneath the shallow alluvial cover.

ABOUT FIRST MINING FINANCE CORP.

First Mining is a mineral property holding company whose principal business activity is to acquire high quality mineral assets with a focus in the Americas. The Company currently holds a portfolio of 28 mineral assets in Canada, Mexico and the United States with a focus on gold. Ultimately, the goal is to continue to increase its portfolio of mineral assets through acquisitions that are expected to be comprised of gold, silver, copper, lead, zinc and nickel.

For further information, please contact Patrick Donnelly, President at 604-639-8854, or Derek Iwanaka, Vice President, Investor Relations at 604-639-8824, or visit our website at www.firstminingfinance.com.

ON BEHALF OF THE BOARD OF
FIRST MINING FINANCE CORP.

“Keith Neumeyer”

Keith Neumeyer
Chairman

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such statements include, without limitation: completion of the transaction and the successful advancement of the Properties by BRS.

Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the risk that the TSX Venture Exchange will not approve the transaction and the risk that BRS will be unable to advance the Properties. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. First Mining assumes no obligation to update such forward-looking statements or information, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.